VIA EDGAR

October 30, 2009

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:          Symyx Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 8-K Filed July 29, 2009
File No. 000-27765

Dear Mr. Gilmore:

On behalf of Symyx Technologies, Inc. (“Symyx” or the “Company”) we are responding to the further comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2009, with respect to the Company’s filings listed above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 11.  Executive Compensation (incorporated from Definitive Proxy Statement on
Schedule 14A, filed on April 29, 2009)

Compensation Discussion and Analysis

Setting Executive Compensation, page 19

1.
We note your response to prior comment number 11 indicating that you do not believe that you are required to identify all of the companies that make up the compensation peer group against whom you benchmark certain elements of executive compensation, due to the relatively large number of companies and the process by which the group is identified.  However, where a company benchmarks total compensation or any material element of compensation, all of the component companies of the peer group should be named so that investors can ascertain the similarity and differences between the registrant and the companies it considers peers for compensation purposes.  See Item 402(b)(2)(xiv) of Regulation S-K.  Accordingly, please provide in your response letter a list of all of the component companies in what you refer to as your “historical” compensation peer group, and confirm that you will provide conforming disclosure in future filings, to the extent relevant at the time of filing.  To address the concern that a long list of companies would interrupt the flow of the compensation discussion and analysis, you may wish to provide the full list of peer group companies in an appendix to the filing that you cross-reference in the body of the filing.

Securities and Exchange Commission
October 30, 2009

Response:

The Company acknowledges the Staff’s comment regarding the scope of Item 402(b)(2)(xiv) of Regulation S-K, and hereby clarifies its prior response.

The Company last performed formal salary benchmarking in order to set executive compensation with respect to compensation year 2007.  The twenty-three (23) companies listed under Setting Executive Compensation in the Company’s Proxy Statement with respect to its 2008 Annual Meeting of Stockholders (“Historic Peer Group”) was the entire Compensation Peer Group with respect to 2007.

As noted in the Company’s September 4, 2009 response to the Staff’s letter (“Prior Response”), however, the Committee did not perform formal salary benchmarking with respect to 2008, for the reasons stated in our response (principally, because there was no increase in the salaries of Named Executive Officers).  Had the Company conducted benchmarking with respect to 2008, the Company’s methodology (described in our prior response) would have resulted in a larger Compensation Peer Group than the Historic Peer Group.  Thus, under Setting Executive Compensation in the Company’s Proxy Statement with respect to its 2009 Annual Meeting of Stockholders, the Historic Peer Group is referred to as a “subset” of the entire Compensation Peer Group.

The Company confirms that, should the Company again conduct executive salary benchmarking, the Company will include all component companies of the Compensation Peer Group with respect to the year in question as required by Item 402(b)(2)(xiv).  The Company also will include additional information regarding the methodology used and the data sets from which the Compensation Peer Group is derived (to the extent it remains relevant at the time of such filing).

2.
In addition, we note that you intend to revise future filings to provide additional information regarding your benchmarking methods and the processes for identifying the compensation peer group (to the extent relevant at the time of filing), which we presume will include the metrics by which the company selected the peer group companies, as referenced in your response.  In this regard, please clarify in your response letter and in future filings how the company measures “size” (e.g., total revenues, number of employees, etc.) when selecting “publicly traded companies of similar size” to Symyx for benchmarking purposes.

Response:

With respect to the Historic Peer Group and benchmarking conducted for compensation year 2007, “size” referred to financial metrics, and not (for example) to the number of employees of a given entity.  The financial metrics used to create the Historic Peer Group included: last 4 quarters of revenue and net income, stock price, market cap, and revenue and market cap per employee.  Should the Company again engage in salary benchmarking, to the extent relevant at the time of filing, the Company will include information to define the metrics applied in concluding that a company is of similar “size” and therefore appropriately part of the Compensation Peer Group.

Securities and Exchange Commission
October 30, 2009

3.
We refer to your response to prior comment number 12, in which you have provided the information requested by our prior comment with respect to all of the companies that participated in Radford's survey for 2008, as opposed to the compensation peer group (a subset of the Radford survey) that you apparently used for purposes of benchmarking compensation for your named executive officers.  Please explain to us more clearly why you are unable to disclose where actual base salary and cash incentive compensation paid to your named executive officers fell relative to the targeted 75th percentile against the actual compensation peer group that Symyx used for benchmarking.  In particular, it is unclear to us how you could have determined quantitative targets for these elements of compensation but be unable to determine how actual payouts compared to the targeted percentile.  In future filings relating to years in which the company engages in benchmarking compensation, please disclose where actual payments fall relative to the targeted percentile against the peer group companies for each applicable element of compensation for each named executive officer.  To the extent that you do not engage in benchmarking in a particular year, please make this clear in your disclosure.

Response:

The Company acknowledges the Staff’s comment regarding the need, in future filings, to state clearly whether formal salary benchmarking was performed with respect to a given year.

As noted in the Prior Response, the Company did not perform formal benchmarking, or set specific quantitative targets for compensation against a peer group, with respect to 2008.  We did not “determine quantitative targets” with respect to compensation year 2008; benchmarking was not conducted, and the Named Executive Officer compensation did not change from 2007 to 2008.

The Company prepared Exhibit A to the Prior Response solely for illustrative purposes, not as a summary of benchmarking results.  Had the Company performed benchmarking in 2008, it would have begun first with the Radford survey data, then culled that data down using sector-specific criteria.  As noted in the Prior Response, Radford informed us that it does not retain such sector data from prior years.  The Company therefore used the gross data from the 2008 Radford survey to prepare Exhibit A to the Prior Response.  In theory, the Company could prepare an analysis of 2008 executive compensation against the Historic Peer Group.  The Company respectfully submits that this also would be of little additional value, again, since benchmarking was not performed with respect to 2008.

Discretionary Cash Bonuses, page 22

4.	We note your response to prior comment number 14 relating to the discretionary cash bonuses awarded to certain of your named executive officers for fiscal 2008.

Securities and Exchange Commission
October 30, 2009

You still do not appear to have identified with specificity each of the individual contributions or the “documented goals” (in both cases to the extent material to your executive compensation policies and decisions) that you indicate you considered in determining to award discretionary cash bonuses, nor have you sufficiently described the reasons you believe the amounts awarded to the applicable named executive officers as discretionary cash bonuses are appropriate in light of the various items considered in making these awards.  In this regard, please address the following:

•
Elaborate on the elements of “individual performance” that you indicate were considered for each named executive officer awarded a discretionary bonus for 2008, and explain how management and your compensation committee measured “the financial performance of the business unit or function in which such executive serves” for purposes of awarding these discretionary bonuses.

•
For Mr. Cronin, your Senior Vice President, Sales, please describe the “target plans” against which you indicate bookings levels were compared in determining the amount of his discretionary bonus for 2008.

•
Further, we note from your response that the discretionary bonuses were awarded at specified percentages of the target bonus amounts payable under your 2007 Executive Annual Cash Incentive Plan.  Please expand this discussion to explain more clearly why discretionary bonus awards were tied to target bonus amounts under the annual bonus plan, and how the actual percentages and resulting discretionary bonus amounts paid to the named executive officers were determined.

Response:

We acknowledge the Staff’s comment and respectfully provide the Staff with the following additional clarification and information regarding the discretionary bonuses.

The process for awarding bonuses under the Bonus Plan (as defined in the Prior Response) was a two-step process:

1)
Gate 1 - the Bonus Pool must be funded, and it would only be funded upon the Company achieving the specified financial goals set forth in the Compensation Discussion and Analysis on page 22 of the Company’s proxy statement; and

2)	Gate 2 – if the Bonus Pool was funded, then executive bonuses would be determined based on the individual executive’s performance, and paid out of the Bonus Pool.

This is described on in the Compensation Discussion and Analysis on page 21 of the proxy statement:

“To the extent Symyx achieves its financial goals within or above the applicable range, a bonus pool is funded under the Bonus Plan equal to the corresponding percentage of each eligible executive’s target bonus, beginning with 20% and increasing to 100% of such amount. . . . Once the pool is funded, the Compensation Committee then awards actual cash bonuses from that pool based on each executive’s individual performance, aided by recommendations from the Chief Executive Officer for all executives other than himself.”

Securities and Exchange Commission
October 30, 2009

As described on page 22 in the Compensation Discussion and Analysis, in 2008 the Bonus Pool was not funded because the Company did not clear Gate 1 (i.e., it did not meet the specified financial goals).  Consequently, the bonus analysis did not proceed to the second step of the process (Gate 2), and no funds were paid under the Bonus Plan.

However, as described on page 22 of the proxy statement, the Compensation Committee has the authority to award discretionary bonuses.  The Compensation Committee, upon the recommendation of the CEO (who recommended that he himself not receive a discretionary bonus given the financial performance of the Company), determined it was appropriate to give discretionary bonuses, notwithstanding that the Company financial goals necessary to fund the Bonus Pool were not met, given the desire to reward key managers, including the Company’s executive staff, for their efforts in a significant transition/integration year following a major acquisition.

The Compensation Committee determined the discretionary bonuses generally using the same criteria it would have used to determine bonuses in Gate 2 above had the Bonus Pool been funded.  These “documented goals” are the 2008 business objectives originally set for each of the three Symyx Business Units (“BUs”), and for the General and Administrative function (“G&A”) under the Bonus Plan.  In determining the amount of the discretionary bonus for each Named Executive Officer, management and the Compensation Committee:  (1) used the percentage weight assigned to each 2008 business objective when the Bonus Plan was established, (2) made a qualitative determination, including as to certain quantitative measures that were grouped together as shown in Schedule 1, thus establishing a percentage score attained with respect to each such objective; and (3) then calculated a total weighted percentage achieved against all the objectives in total. The individual performance of each Named Executive Officer was deemed to be consistent with the performance of the BU or function for which he was responsible.  Accordingly, Named Executive Officers were then awarded bonuses at the percentage allocation set for their respective groups, though individual bonuses within those groups could be higher or lower based on individual performance.

As noted in the Prior Response, with respect to Mr. Cronin, a weighted bookings target was assigned to each of the three BUs, and Mr. Cronin’s bonus was determined as the average of the percentages achieved from the three weighted bookings targets.

The Company has provided in Schedule 1 to this response the objectives categories, weightings and scores just described.

5.
Your response to prior comment number 14 states that Mr. Heritage was awarded a discretionary bonus of $141,728 for 2008.  However, this award to Mr. Heritage is not reflected in the “Bonus” column of the summary compensation table, nor is it discussed under the heading “Discretionary Cash Bonuses” in your proxy statement.  Please advise.

Securities and Exchange Commission
October 30, 2009

Response:

On February 18, 2009 the Compensation Committee of the Board of Directors approved, among other things, a discretionary bonus of $141,728 to Mr. Heritage. This bonus, among other things, was disclosed by the Company on a Current Report on Form 8-K, filed on February 24, 2009, but was inadvertently omitted from the Bonus column of the Summary Compensation table.

Form 8-K Filed July 29, 2009

Exhibit 99.1

6.
We note that the measure you refer to as EBITDA excludes items that are not specified in the definition of EBITDA as described in SEC Release No. 33-8176.  If this measure will be presented in future filings, please revise the title of the measure you present.  Please also note that a measure characterized as “EBITDA” should be reconciled to net income as presented in the statement of operations under GAAP.  Refer to Questions 14 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

The Company acknowledges the Staff’s comment and will revise the title of the measures appropriately in future filings.

* * * *

In addition, Symyx Technologies, Inc. acknowledges:

•	Symyx Technologies is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Symyx Technologies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 30, 2009

Please do not hesitate to call me at (408) 720-2586, if you have any questions or would like any additional information regarding this matter.

Sincerely,

By:	/s/ Charles D. Haley
Charles D. Haley, Esq.
SVP and General Counsel
Symyx Technologies, Inc.

cc:	Brett White, Esq., Cooley Godward

Securities and Exchange Commission
October 30, 2009

Schedule 1

Software BU

Objective	Weighting %	Weighted Score %
Bookings, Revenue, Operating Margin, End of Year Backlog, Maintenance and Content Renewals	75	65
Product Development and Key Customer Objectives	10	5
Personnel and Organizational Objectives	5	5
Growth Plan Objectives for 2009	10	0
TOTAL	100%	75 (note: Mr. Heritage received a 63% discretionary bonus due to his partial year service in the role of Software BU lead)

Research BU

Objective	Weighting %	Weighted Score %
Bookings, Revenue, Operating Margin	40	15
Market Objectives	10	6
Operational Objectives	5	5
Expense Reductions	0	5
Personnel and Organizational Objectives	5	5
Strategic Objectives	40	0
Integrity Biosolutions	0	0
TOTAL	100%	36%

Securities and Exchange Commission
October 30, 2009

Tools BU

Objective	Weighting %	Weighted Score %
Bookings, Revenue, Operating Margin	45	0
Non-Alliance Revenue, Configurable Systems, Consumables & Warranty	17	3
Operational Objectives	10	4
Expense Reductions	5	5
Personnel and Organizational Objectives	3	3
Growth Plan Objectives for 2009	20	0
TOTAL	100%	15%

G&A Function

Objective	Weighting %	Weighted Score %
Revenue, Operating Income, Expense Reductions	60	15
Financial Systems	10	10
Operational Objectives	15	15
Strategic planning and forecasting	15	15
Personnel and Organizational Objectives	0	5
TOTAL	100%	60%

Securities and Exchange Commission
October 30, 2009

Sales

Objective	Weighting %	Weighted Score %
Achieve product-specific bookings targets	15	10
Achieve bookings targets for each business unit and applicable market, quarterly sales objectives and annual expense budget targets	75	40
Consolidate customer relationship management systems		4
Implement cross-selling strategies	3	3
TOTAL	100%	57